SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE
ACT OF 1934

Amendment No. 3

CINCOR PHARMA, INC.
(Name of Subject Company (Issuer))

CINNAMON ACQUISITION, INC.

a wholly owned subsidiary of

ASTRAZENECA FINANCE AND HOLDINGS INC.

a wholly owned subsidiary of

ASTRAZENECA PLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

17240Y109
(CUSIP Number of Class of Securities (Underlying Common Stock))

Adrian Kemp

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

England

Telephone: +44 20 3749 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Riella, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$158,137	Filing party:	Cinnamon Acquisition, Inc., AstraZeneca Finance and Holdings Inc. and AstraZeneca Plc
Form or Registration No.:	Schedule TO	Date filed:	January 23, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as further amended or supplemented from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission on January 23, 2023, by AstraZeneca PLC, a public limited company incorporated in England and Wales (“AstraZeneca”), AstraZeneca Finance and Holdings Inc., a Delaware corporation and direct wholly owned subsidiary of AstraZeneca (“Parent”), and Cinnamon Acquisition, Inc., a Delaware corporation and direct wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the offer by Purchaser, pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of January 8, 2023 (the “Merger Agreement”), by and among CinCor Pharma, Inc., a Delaware corporation (“CinCor”), Parent and Purchaser to purchase all of the outstanding shares of common stock, $0.00001 par value per share (the “Shares”), of CinCor in exchange for (i) $26.00 per Share in cash, plus (ii) one contingent value right per Share representing the right to receive a contingent payment of $10.00 in cash if a specified milestone is achieved, subject to and in accordance with the terms of the Contingent Value Rights Agreement in the form attached as Exhibit E to the Merger Agreement, in each case, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; and Item 11

1.	The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“The Offer and related withdrawal rights expired as scheduled at one minute following 11:59 p.m., Eastern Time, on February 23, 2023 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by the Depositary, that, as of the Expiration Time, a total of 39,580,275 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 86.3% of the issued and outstanding Shares as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser has accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer and will promptly pay for all Shares accepted pursuant to the Offer. Parent expects the Merger to close on February 24, 2023, with Purchaser merging with and into CinCor, with CinCor continuing as the surviving corporation and a direct wholly owned subsidiary of Parent.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of CinCor’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

ASTRAZENECA FINANCE AND HOLDINGS INC.

By:	/s/ David White
Name: David White
Title: Treasurer

CINNAMON ACQUISITION, INC.

By:	/s/ David White
Name: David White
Title: Treasurer

Date: February 24, 2023